May 20, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Announces $10.0 Million Bought Deal Private Placement

Not for distribution to United States Newswire Services or
for dissemination in the United States

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) announces that it has entered into an agreement with a syndicate of underwriters co-led by GMP Securities L.P. and BMO Capital Markets Inc., and including Haywood Securities Inc. and Macquarie Capital Markets Canada Ltd. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on an underwritten private placement basis, 6,100,000 common shares of Orko (the “Shares”) at a price of $1.65 per Share (the “Issue Price”) for aggregate gross proceeds of $10,065,000.

Orko has agreed to grant the Underwriters an option to sell up to an additional 1,220,000 Shares at the Issue Price for additional gross proceeds to Orko of up to $2,013,000.

The net proceeds of the private placement will be used for the continuing exploration program on Orko's Mexican mining properties and for general corporate purposes including working capital.

The private placement is expected to close on or about or June 12, 2008.

All securities issued under the private placement are subject to a hold period expiring four months and one day from the closing date. The private placement is subject to the acceptance of the TSX Venture Exchange.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 4 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Minaz Devji

Executive Vice-President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-

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looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.